(Check One): ☒ Form 10-K/KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q/QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A.

PART I - REGISTRANT INFORMATION

KH Funding Company
Full Name of Registrant

N/A
Former Name if Applicable

10801 Lockwood Drive, Suite 370
Address of Principal Executive Office (Street and Number)

Silver Spring, Maryland 20901
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☐

☐	(a	)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b	)	The subject annual report, semi-annual report, transition report on Form 10-K/KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c	)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K/KSB, 11-K, 20-F, 10-Q/KSB, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 29, 2004, the Audit Committee of KH Funding engaged Stegman & Company as independent accountants for KH Funding Company (the “Company”). In connection with such engagement, the Audit Committee asked Stegman & Company to audit the Company’s financial statements for the periods ended December 31, 2004 and 2003. The Company needs additional time to allow the auditors to finalize the audits and to consider and discuss the same with the Audit Committee. In addition, the Company needs additional time to complete a review of its Form 10-KSB by its accountants and attorneys. The Company undertakes the responsibility to file such annual report no later than fifteen days after its original date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Robert L. Harris	(301)	592-8100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

KH Funding Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2005	By:	/s/ Robert L. Harris
Robert L. Harris, President